Exhibit 99.1

1 BEAMR BEAMR POWERING CLOUD VIDEO STORAGE Save up to 50% of Video Storage Costs May 2023 Investor Presentation

2 BEAMR FORWARD - LOOKING STATEMENTS All statements in this presentation, other than those relating to historical facts, are "forward - looking statements . ” Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24 , 2023 and in subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities can only be made in compliance with applicable securities laws . Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders .

Company Overview

SAME QUALITY USING LESS STORAGE SPACE


9.4 MB
BEFORE
HD Video
1920x1080 px


4.5 MB
AFTER
HD Video
1920x1080 px

Save up to 50% of Video Storage Costs


BEFORE
AFTER

Beamr makes video smaller ▶ Occupying less storage ▶ Faster to move videos over networks ▶ The video file size is reduced by up to 50% ▶ While maintaining the video quality

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Company Overview

POWERING CLOUD VIDEO STORAGE
BY SAVING UP TO 50% VIDEO STORAGE COST



Protected by 53 patents

- Using artificial intelligence trained computer vision processing algorithms

Industry leading customers

- Netflix
- ViacomCBS
- Deluxe
- Snapfish
- Wowza



Emmy Award & Seagate Lyve

- Innovator of the year 2021


NVIDIA

Nvidia Collaboration

- World's first accelerated video optimization platform with up to 10x performance

Leading VC Investors

- Verizon Ventures
- Innovation Endeavors founded by Eric Schmidt former Google CEO
- Disruptive VC
- Marker LLC

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The cloud video challenge

EXPECTED CLOUD VIDEO EXPONENTIAL GROWTH

Large amounts of captured video data are stored and processed on cloud platforms, and the video is stored for increasing periods of time.

~1 Billion surveillance cameras	**Autonomous vehicles** Each car has multiple HD cameras	**Every month** Paid by the GigaByte consumed	**More videos** 16% CAGR for cloud video storage

- ~1 Billion surveillance cameras capturing video 24x7. The video surveillance market is large.
- Cars with some level of autonomous capabilities have up to 8 HD cameras per vehicle [1].
- Most of generated video ends up being stored and processed on the cloud.
- 16% CAGR (Compound Annual Growth Rate).

1 - According to https://www.tesla.com/autopilot

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6 BEAMR Enterprise video market size worth $ 33.72 Billion by 2027 11.6 % CAGR 4 In Q 3 , 2021 the top 3 cloud platforms enabled market reach to over 61 % of the market 2 Cloud video storage was $ 7.3 B in 2021 predicted growing to $ 13.5 Billion in 2025 at a 16 % CAGR 1 6,000 8,000 10,000 12,000 14,000 2021 2022 2023 2024 2025 Video surveillance storage market size $ 33.65 Billion by 2026 CAGR 18.4% 3 1 According to Fortune Business Insights 2 According to Canalys 3 According to Valuates Reports 4 According to Grand View Research moving to cloud Cloud Video Storage Opportunity PUBLIC CLOUD PLATFORMS OFFER FLEXIBLE, ON DEMAND EXPENDITURE ON BOTH STORAGE AND COMPUTE WHICH GO HAND IN HAND moving to cloud Global cloud video storage market revenue share a nalysis, 2020 1 Other 45 % Google 8 % Azure 20 % AWS 27%

7 BEAMR Over 50 Enterprise Customers OUR EXISTING CUSTOMERS ARE MAINLY IN THE VIDEO STREAMING MARKET

8 BEAMR “ Your work on development of perceptual metrics for video encoding optimization showed excellence in engineering creativity and you join a distinguished group of honourees that are chosen each year by dozens of industry experts and peers. ” Technologies that contribute to the television and storage industries 1 Robert P. Seidel Chairman, Technology & Engineering Achievement Committee, National Awards Committee November 2021 January 2021 1

NVIDIA COLLABORATION

BEAMR SUPERCHARGES NVIDIA NVENC
TO ACCELERATE CONTENT-ADAPTIVE VIDEO ENCODING BY UP TO 10X

"By collaborating with BEAMR, we made the NVENC API much more flexible, enabling it to run multiple passes and achieve unbounded quality for BEAMR's CABR."[1] said Andrew Page, director of advanced technologies in the professional visualization group at NVIDIA.

NVIDIA GPUs with NVENC are available on all major cloud platforms, including Amazon AWS, Microsoft Azure, Google Cloud, IBM Cloud, Oracle Cloud, Alibaba Cloud, Baidu Cloud and Tencent Cloud.

NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $26.9 billion for the fiscal year 2022.

1 – Beamr PR - FEBRUARY 14, 2022 - https://www.prweb.com/releases/2022/2/prweb18495856.htm

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Technology Differentiation

EXISTING SOLUTIONS ARE NOT APPLICABLE
FOR LARGE VOLUME STORAGE OPTIMIZATION



Costs Efficency
BEAMR
GPU
Accelerated
CABR
BEAMR
CPU
Based
CABR
Competition
Higher number of Video Streams

- Better cost efficiency.
- Higher density – more video streams.
- Great fit to machine learning and AI workflows.
- Can process mass storage video User Generated Content (UGC), video surveillance, or autonomous vehicle.

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Supporting Leading Video Standards

Producing optimized video files that are compatible with the world's leading video standards is key for video optimization services that require end-user device playback compatibility.

H.264
MPEG-4/AVC
Advanced Video Coding

AVC which is the most popular video standard supported on almost 100% of end user devices.

H.265
HEVC
HIGH EFFICIENCY VIDEO CODING

HEVC - the leading 4K video standard available on almost all 4K TVs.

AV1

AV1 - the emerging royalty-free standard lead by Google, Apple, Microsoft, Intel and many others which is used on Netflix, YouTube, and Vimeo.

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12 BEAMR Area of interest Preserving texture loss Preserving pixel differences Analyzing edge loss Preserving added blockiness Preserving added artificial texture Analyzing temporal flow Analyzing faces Analyzing skin areas Trusted Technology BQM IS A SOPHISTICATED PATENTED PERCEPTUAL QUALITY METRIC USING AI (ARTIFICIAL INTELLIGENCE) COMPUTER VISION ALGORITHMS.

13 BEAMR BEAMR Cloud Video Optimization Service Reduces video storage costs by up to 50 % Our service value is super easy to understand. Easily integrates with any cloud - based video workflow We make our service easy to use. Simplicity is the key to attract many thousands of customers. Secured by public cloud policies and permissions By using public cloud platforms best security practices, we are addressing our customers security concerns. Reduces storage costs and carbon footprint Smaller video files, smaller videos transferred over the network from one place to another, means lower energy consumption.

BEAMR Cloud Video Optimization Service


50%

Setup

One-click setup using cloud formation templates: create buckets, provide Beamr access, and create events that trigger Beamr's optimization when a new bucket object is added.

Go

Beamr reads source files from input bucket, optimizes them, and places the optimized files in the output bucket.

Monitor

Service dashboard shows file size reduction and estimated cost savings.

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15 BEAMR Space saved From last month Monthly Savings $ 618 Annual Savings $ 7,426 3 Years Savings $ 22,418 32 % saved 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 107 TB Total savings Modernize Cloud Video Storage BY MAKING YOUR VIDEO CLOUD STORAGE SMALLER WITHOUT COMPROMISING QUALITY, AND MIGRATING TO MORE ADVANCED VIDEO STANDARDS WHILE GUARANTEEING VIDEO QUALITY. This is an example of the Beamr cloud video optimization dashboard.

16 BEAMR ▪ Beamr may choose to change its plans to attract customers ▪ Beamr has no data as to what will be its market penetration; it can be sub 1 % or a multiple percentage ▪ The potential revenue is calculated using standard AWS pricing ▪ Beamr SaaS operation is expected to be based on spreads in which Beamr first pays AWS for computing platforms, and then sells storage/bandwidth savings ▪ Beamr SaaS profit will be dependent among other things on the overall service efficiency Beamr SaaS Business Model HOW THE BEAMR SAAS MAY CHANGE BEAMR BUSINESS Cloud video storage $ 13.5 B TAM in 2025 Beamr average saving expected to be 30 % That ’ s $ 4.05 B for the TAM Each 1 % is value creation of $ 40.5 M of value Beamr intends to charge customers 1 / 3 of the value created on average Each 1 % can translate in $ 13.36 M of potential revenues to Beamr ▪ Beamr is planning to launch the new Beamr SaaS during Q 1 2024 ▪ Beamr currently plans to charge its SaaS users on monthly bases

Expected Timeline & Go To Market

Q1 2023

Integration with Nvidia Phase 1

- Integrate with Nvidia video engine.
- v.1.0 of the Integrated video optimization engine.

Q3 2023

Test service with prospective customers

- Allow beta customers to use the Beamr cloud service on a public cloud platform.

Q1 2024

Launch The BEAMR SaaS

- Launch the Beamr public cloud video optimization service v.1.0.

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18 BEAMR Sharon Carmel CEO and Chairman of the board A serial entrepreneur with a proven track record in the software space . In 1994 , Sharon co - founded Emblaze (LON : BLZ), which developed the first video chips for Samsung Mobile . The company went public in 1996 , and in 2000 reached a peak market cap of ~ $ 7 B . In 2002 Sharon founded his second start - up, BeInSync , which developed P 2 P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ : PTEC) . Eli Lubitch President of Beamr Inc . A senior international executive, with both corporate and entrepreneurial experience . Prior to joining Beamr, Eli served Eastman Kodak Company as VP Business development and brand licensing . Prior thereto, Eli held various engineering, R&D and management position for Scitex . Eli was the seed investor of Tivella Inc, world pioneer of ipTV that was acquired by Cisco . Mr . Lubitch holds a Master ’ s degree in Business Administration from the Technion Institute of Technology, a Master ’ s degree in Computer Science from Tel Aviv University . Tamar Shoham CTO A leading imaging and video scientist, with over 20 years experience in algorithm development and industry - oriented research, primarily in the field of video quality and compression . Prior to joining Beamr , Tamar was a research fellow at the Technion Signal and Image Processing Lab, Prior to that, she was in the algorithm group in Comverse, pioneering video solutions in the company . Tamar holds a Bachelor of Science from Tel - Aviv University, and a Masters of Science with honors from the Technion Institute of Technology, both in Electrical Engineering . She has published many academic papers and is a primary inventor of 40 international patents to date . Dan Julius VP R&D A software development and management veteran, Dan has significant experience in software development, for Linux, Windows, and cloud platforms . Prior to Beamr Dan worked on various VoIP and Web technologies ( Joliper ), a Windows desktop application for sync and backup ( BeInSync ), and CAD tool development (Intel) . In 2007 Dan started using the Cloud, namely Amazon S 3 , and has since been developing for the cloud . Mr . Julius holds a Master ’ s degree in Computer Science from the University of British Columbia and a Bachelor ’ s degree in Computer Science from Tel Aviv University . Danny Sandler CFO Chief Financial Officer since December 2021 . Mr . Sandler joined us in May 2020 , and prior to his current role, served as our Director of Finance . Prior to joining us, between December 2014 and May 2020 , Mr . Sandler served in various roles and, most recently as Assurance Manager, in the Hi - Tech and Life Science Practice at EY, a global accounting and consulting firm . Prior to that, between November 2011 and November 2014 , Mr . Sandler was a finance associate at Seeking Alpha, a crowd - sourced content service for financial markets . Mr . Sandler holds a Bachelor ’ s degree in Economics and Accounting from Bar - Ilan University . Management Team Dani Megrelishvili CPO . Mr . Megrelishvili ’ s previous role with us was between November 2014 and November 2017 , serving as Head of JPEGmini business unit . Prior to rejoining us, between January 2022 . Mr . Megrelishvili served as a product manager at Lexense , a legal - tech startup offering tools to handle and manage legal disputes . Prior to that, between June 2020 and December 2021 , Mr . Megrelishvili served as Product manager at Wix . com Ltd (NASDQ : WIX), Wix provides cloud - based web development services . It allows users to create websites and mobile sites through the use of online tools .

19 BEAMR Yair Shoham Director Israel Country Manager until end of 2020 at Intel Capital, the venture arm of Intel Over 20 years of experience as venture capitalist with Intel Capital and, previous to it, as General Partner with Genesis Partners, among Israel ’ s most accomplished and successful VC funds (Checkpoint/Imperva/Kato Networks) and Announced exited investments include Modem - Art ( Agere ), Scopus Video Networks (Nasdaq IPO), Sansa Security (ARM) and Habana Labs (Intel), Sedona (Cisco Independent Director with M - Systems (Nasdaq) from 1995 until $ 1 . 55 B sale to Sandisk Entrepreneur and co - founder of VDOnet (sold to Citrix), Butterfly (sold to Texas Instruments) and RF Waves (sold to Vishay) Corporate attorney in Chicago and Tel Aviv, and partner with Goldfarb Seligman BA in Psychology and educational counselling from Haifa University and JD from Loyola University of Chicago) . Tal Barnoach Director Serves as a board member since January 2014 . Mr . Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020 . Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr . Barnoach serves as a board member in several other technological companies like Idomoo , Anodot , Tailor Brands, Bit, Lumen, Deep, Replix , Qwilt , Minta and more . Over the last 20 years, Mr . Barnoach has founded and led companies such as S . E . A . Multimedia (which went public in 1996 ), Orca Interactive (acquired by France Telecom in 2008 ), BeInsync (acquired by Phoenix Technologies in 2008 ) and Dotomi (acquired by ValueClick in 2011 ) . Mr . Barnoach holds a B . A . degree in economics from Tel Aviv University . Lluis Pedragosa Director Serves as a board member since August 2016 , and was appointed by our shareholder, Marker LLC . Since May 2018 , He is a managing partner and the Chief Financial Officer of Team 8 , a cybersecurity and fintech company creation platform and a venture capital fund . Prior to that, between December 2012 and April 2018 , Mr . Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $ 400 million under management . He serves as a board member in Screenz , and as a board observer in Overwolf Ltd, holds a Master ’ s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master ’ s degree in International Studies from the University of Pennsylvania, and a Bachelor ’ s of science in Business Administration from ESADE Business School . Osnat Michaeli Director Ms . Michaeli has over 20 years of experience in multiple Financial and Operational roles, in small to large global companies . In her last role Ms . Michaeli served as CFO of Twine Solutions Ltd . Before that as CFO in Cardo systems Ltd and before that as CFO of Kornit Digital Ltd where she fulfilled a key position in leading the company to IPO in 2015 . Ms . Michaeli holds a B . A . degree in economics and an MBA, both from Tel Aviv University . Board of Directors

Operations & Balance Sheet Summary

Operations Data	Year Ended December 31, 2022	2021	2020
Revenue	$2,863,000	$3,300,000	$3,176,000
Cost of Revenues	$(98,000)	$(90,000)	$(94,000)
Gross Profit	$2,765,000	$3,210,000	$3,082,000
Operating Income	$(1,031,000)	$(425,000)	$(1,667,000)

Balance Sheet Data (As of Dec 31, 2022)	Actual	Pro Forma As Adjusted[1]
Cash and cash equivalents	$693,000	$7,390,000
Total current assets	$1,338,000	$8,035,000
Total non-current assets	$4,774,000	$4,461,000
Total current liabilities	$945,000	$945,000
Total non-current liabilities	$5,627,000	$699,000
Total shareholders' equity	$(460,000)	$11,165,000

1. Gives effect to the following events as if each event had occurred on Dec 31, 2022: the conversion of all of our outstanding 36,056,400 convertible ordinary shares and convertible preferred shares as of Dec 31, 2022 into an aggregate of 7,211,280 ordinary shares after giving effect to a reverse share split that went into effect upon listing of our ordinary shares in this offering at a ratio of 1-for-5, and the automatic conversion of advance investment agreements into 1,142,856 ordinary shares at a conversion price equal to 80% of $4.00 per ordinary share, as if such exercise and conversions had occurred on Dec 31, 2022. Also gives additional effect to the sale of 1,950,000 ordinary shares in this offering at the initial public offering price of $4.00 per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on Dec 31, 2022.

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21 BEAMR Securities Outstanding 1. Gives effect to a reverse share split that went into effect upon the listing of our ordinary shares in this offering at a rat io of 1 - for - 5 ; includes 7,211,280 ordinary shares issuable upon the voluntary conversion of 36,056,400 convertible ordinary shares and convertible preferred shares; includes 1,142,856 ordinary shares issuable upon the automatic conversion of advance investment agreements at a conversion price equal to 80 % of $ 4.00 per share. Also gives additional effect to the sale of 1,950,000 ordinary shares in this offering at the initial public offering. 12,882,896 Ordinary Shares Outstanding 1,604,241 Options (WAEP: $1.87) 646,666 Warrants (WAEP $4.82) 15,131,803 Fully Diluted Shares Outstanding 1

22 BEAMR Leadership Fast growing market Technology Disruptive Recurring Value 53 Patents ▪ Industry Recognition 16% CAGR ▪ Market with urgent needs Led by a serial entrepreneur ▪ World class experts The first of its kind ▪ Enablement by Nvidia ▪ Easy to implement ARR model ▪ SaaS The Winning Formula

23 BEAMR BEAMR POWERING CLOUD VIDEO STORAGE Save up to 50 % of Video Storage Costs 23 www. beamr .com